CALEDONIA MINING CORPORATION

SUITE 1201

P.O. BOX 834

67 YONGE STREET, TORONTO,

SAXONWOLD 2132

ONTARIO, CANADA  M5E 1J8

SOUTH AFRICA

TEL:  1 416 369 9835

TEL:  27 11 447 2499

FAX:  1 416 369 0449

FAX: 27 11 447 2554

PRESS RELEASE

BARBROOK PLACED ON TEMPORARY CARE & MAINTENANCE

Toronto, Ontario – November 10, 2006:  Caledonia Mining Corporation (“Caledonia”)
(TSX: CAL, NASDAQ-OTCBB: CALVF, AIM: CMCL) has placed its Barbrook Mine in South Africa on temporary care and maintenance as a result of damage caused by employees of a labour brokerage company during an illegal industrial action.

The administrative and security buildings were damaged, but the metallurgical plant and mining infrastructure and equipment are unaffected.

The Company is formulating claims for major compensation against the labour brokerage company which supplies labour to the Mine.

The Company’s Board is, with input from South African management, considering its options regarding the future of the Barbrook Mine.  The effect on earnings during the fourth quarter is expected to be negligible.

Further information regarding Caledonia’s exploration activities and operations along with its latest financials may be found at www.caledoniamining.com.

For more information, please contact:

Stefan Hayden President and CEO, Caledonia Mining Tel: +27 11 447 2499	Alex Buck / Nick Bias buck-bias Tel: +44 7932 740 452

Certain statements included herein are "forward-looking statements".  Management cautions that forward-looking statements are not guarantees and that actual result could differ materially from those expressed or implied in the forward-looking statements.  Important factors that could cause the actual results of operations, exploration or development programs, or the financial condition of the Company, to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the various regulatory authorities having jurisdiction.